PRINCIPLES THAT ENDURE

EXHIBIT 99.1

Service Expertise Integrity

Northern Trust Corporation

Frederick H. Waddell
Chairman & Chief Executive Officer

Sanford C. Bernstein & Co.
Strategic Decisions Conference 2011

The Waldorf=Astoria Hotel
New York, New York
June 1, 2011

Northern Trust
northerntrust.com

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, capital adequacy, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties.

Our 2010 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda



Northern Trust Corporation

- ☑ **Excellent Strategic Positioning**
  - Personal Financial Services
  - Corporate & Institutional Services
  - Northern Trust Global Investments
- ☑ **Looking Toward the Future**

Client Centric, Highly Focused Business Model

Founded in 1889, Northern Trust Corporation is a global leader in asset management and asset servicing for institutional and personal clients

Personal Financial Services:
Leading advisor to affluent market

- $168 billion AUM
- $385 billion AUC

Corporate & Institutional Services:
Leading global custodian

- $4.0 trillion AUC
- $494 billion AUM

Northern Trust Global Investments:
Leading asset manager for personal & institutional clients

- $662 billion AUM

Operations & Technology:
Integrated global operating platform

- Serving personal and institutional clients
- $1.4 billion in technology spending, 2008-2010



Asset Servicing
$4.4T Assets Under Custody
Personal Clients
Institutional Clients
Asset Management
$662B Assets Under Mgmt.
Integrated Operations & Technology Platform

As of March 31, 2011

Client Centric, Highly Focused Business Model

The strategic businesses that Northern Trust has focused on – consistently for many years – continue to offer compelling and attractive growth opportunities

- **Excellent strategic positioning**
- **Outstanding client base**
- **Strong and supportive demographic trends**
- **Continued globalization fueling international growth**
- **Attractive profitability dynamics**



Asset Servicing
$4.4T Assets Under Custody
Personal Clients
Institutional Clients
Asset Management
$662B Assets Under Mgmt.
Integrated Operations & Technology Platform

As of March 31, 2011

Personal Financial Services

Extensive Reach in the Affluent Market

Network of PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.



Washington (1)
California (10)
Nevada (1)
Arizona (6)
Colorado (1)
Texas (7)
Minnesota (1)
Wisconsin (1)
Missouri (1)
Illinois (15)
Michigan (3)
Ohio (1)
Georgia (1)
Florida (25)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)

PFS Assets Under Management

($ Billions)



CAGR +7%
S&P500 CAGR +2%
94.0
87.7
104.3
110.4
117.2
134.7
148.3
132.4
145.2
154.4
168.4
2001
2003
2005
2007
2009
1Q 2011

Investing in the Business:

- Strategic hiring to bolster presence around the U.S.
- Acquisition of Los Angeles-based Waterline Partners
- Continuing to augment investment capabilities
- Opening in Washington, D.C. in 2011
- Evaluating international opportunities

Northern Trust

Positioned Globally for Growth

Strategically Positioned in Three Dynamic Regions


The Americas
Europe, Middle East, and Africa
Asia Pacific

C&IS Assets Under Custody

($ Trillions)


CAGR +11%
S&P500 CAGR +2%
US$EAFE CAGR +4%
1.5
1.3
1.9
2.3
2.7
3.3
3.8
2.7
3.3
3.7
4.0
2001
2003
2005
2007
2009
1Q2011

Investing in the Business:

- Growing our Global Fund Services business
- Acquiring Bank of Ireland Securities Services
- Adding hedge fund administration capabilities with the acquisition of Omnium
- Building relationships with SWFs, financial institutions, and insurance companies
- Continuing to enhance our technology platform to provide innovative solutions

Northern Trust

Client Focused, Diversified Investment Manager

Assets Under Management: $662.2 Billion

A Diversified Asset Manager

Across Asset Classes


Short Duration
$233 Billion
(35%)
Equities
$294 Billion
(44%)
Other
$16 Billion
(3%)
Fixed Income
$119 Billion
(18%)

Across Client Segments


Personal
$168 Billion
Institutional
$494 Billion

Across Styles


Active
$313 Billion
(47%)
Index
$289 Billion
(44%)
Other
$16 BN
(2%)
Manager of Managers
$44 Billion
(7%)

Investing in the Business:

- Focusing on international growth through strategic hires and product development
- Building exchange traded fund products
- Expanding alternative investment capabilities
- Driving revenue growth through direct sales of our core capabilities

As of March 31, 2011

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Looking Toward the Future

Northern Trust

northerntrust.com

Looking Toward the Future

Investing in the Business

- **Acquisitions**
  - Omnium LLC*
  - Bank of Ireland Securities Services*
  - Waterline Partners
- **Strategic office openings**
  - Washington, D.C. in summer 2011
  - Beijing branch conversion
- **Technology & product development**
  - Invested $518 million in 2010

* Announced on May 16, 2011 and February 24, 2011, respectively.

Improving Core Earnings Trajectory

- **Revenue growth**
  - Continuing to win in the marketplace
  - Positioned to benefit from higher rates
- **Operational efficiency**
  - Ongoing evolution of integrated, global operating model
- **Evaluation of expense base**
  - Pursuing initiatives to slow rate of expense growth

Evolution of Global Operating Model

FTE Staff	North America	Europe, Middle East & Africa	Asia Pacific
2000	8,645/91%	789/8%	61/1%
2005	7,248/80%	1,682/19%	110/1%
1Q2011	8,243/63%	2,297/18%	2,498/19%


Chicago
Toronto
London
Amsterdam
Dublin
Limerick
Guernsey
Jersey
Luxembourg
Abu Dhabi
Beijing
Tokyo
Hong Kong
Bangalore
Singapore
Melbourne

Northern Trust

Evaluation of Expense Base



+6.5%
$620
$627
$622
$662
$660
1Q2010
2Q2010*
3Q2010
4Q2010*
1Q2011*

- Year-over-year expense growth outpaced revenue growth** by 2.0 percentage points in the 1st quarter of 2011.
- We are pursuing expense initiatives that will slow the rate of future expense growth.

*NOTE: The second and fourth quarters of 2010 and the first quarter of 2011 exclude Visa related benefits of $13 million, $20 million and $10 million, respectively. The first quarter of 2011 also excludes acquisition related expenses of $3 million.

**NOTE: Revenue growth is adjusted to exclude securities lending mark-to-market impacts, which totaled $38 million in the first quarter of 2010 and $114 million for the full year 2010.

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Concluding Thoughts

Northern Trust

northerntrust.com

Strategically Positioned for Growth

Market Leader in Focused Businesses

- Best Private Bank in North America (*Financial Times*, November 2010 and 2009)
- Custodian of the Year (*Professional Pensions – UK Pensions Awards,* May 2010 and 2011)
- One of the largest Fund Administrators in Ireland and Guernsey
- 11th largest manager of worldwide institutional assets (*Pensions & Investments*, May 2010)

Strong History of Organic Growth

- Assets under custody CAGR of 11% 2001 – 1Q2011
- Net new business up 28% in 2010 versus prior year

Distinctive Financial Strength

- 85% of securities portfolio rated triple A
- NPAs to loans relatively low at 1.36%
- Tier 1 Common Equity ratio of 13.0%
- 96% of total Tier 1 Capital is Tier 1 Common Equity

Invested & Experienced Management Team

- Combined service at Northern Trust of 216 years

As of March 31, 2011

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Northern Trust Corporation

Frederick H. Waddell
Chairman & Chief Executive Officer

Sanford C. Bernstein & Co.
Strategic Decisions Conference 2011
The Waldorf=Astoria Hotel
New York, New York
June 1, 2011

Northern Trust
northerntrust.com